UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Schjerven, Robert E.
   812 Woodhaven Rd.
   Highland Village, TX  75067
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   6/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer
   and Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security          2)Trans-  3.Trans- 4.Securities Acquired(A)          5)Amount of     6)Owner-              7)Nature of
                             action    action   or Disposed of (D)                Securities      ship Form:              Indirect
                             Date      Code                    A                  Beneficially    Direct (D)              Beneficial
                             (Month/                           or                 Owned at        or                      Ownership
                             Day/Year) Code      V    Amount   D       Price      End of Month    Indirect (I)
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Common Stock, par value      04/09/01  L(1)     V     17       A       $10.02
$.01 per share
Common Stock, par value      06/08/01  L(1)     v     17       A       $9.9709
$.01 per share
Common Stock, par value      09/10/01  L(1)     V     40       A       $9.8500
$.01 per share
Common Stock, par value      01/07/02  L(1)     v     39       A       10.1390
$.01 per share
Common Stock, par value      04/08/02  L(1)     V     29       A       $13.8550
$.01 per share
Common Stock, par value      06/07/02  L(1)     V     24       A       $16.8600   453.921         D
$.01 per share



                                                               1




Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative        2)Conversion    3)Trans-   4)Trans-         5)Number of Derivative   6)Date Exercisable and
Security                     or Exercise     action     action           Securities Acquired (A)  Expiration Date
                             Price of        Date       Code             or Disposed of (D)
                             Derivative                 ----------------------------------------------------------------------------
                             Security                   Code  V          A                D       Date Exercisable Expiration Date
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Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative        3)Trans-  7)Title and Amount                8)Price     9)Number of   10)Ownership      11)Nature of
Security                     action    of Underlying                     of Deri-    Derivative    Form of Deriv-    Indirect
                             Date      Securities                        vative      Securities    ative Security    Beneficial
                                                              Amount or  Security    Beneficially  Direct (D) or     Ownership
                                                              Number of              Owned at      (D) or Indirect
                                        Title                 Shares                 End of Month  (I)
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Explanation of Responses:

(1) Acquisition made through broker-administered dividend arrangement from cash dividends paid on ESPP shares.
 -  Attorney-in-fact pursuant to the power of attorney dated 7/9/99.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: Robert E. Schjerven
DATE 7/8/02